                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                                 Commission File Number: 2-73871

(Check one)

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For the period ended February 28, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: _____________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:       ADAIR INTERNATIONAL OIL AND GAS, INC.

Former name if applicable:

Address of principal executive office:    3000 Richmond, Suite 100

City, State and Zip Code:                 Houston, Texas 77098

                                     PART II

                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


         [X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         [X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because the Company's independent auditor is unable to timely assist the Company in preparing the Form 10-QSB because of the time demands on the independent auditor in connection with the federal income tax deadline of April 15, 1998 related to time commitments of the Company's independent auditor not related to the Company.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

       Jalal Alghani                  (713 )             621-8241
       ----------------------------------------------------------------
         (Name)                    (Area Code)       (telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                        [X] YES          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ ] YES          [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Exhibits

1.       Letter from independent auditor.

                      ADAIR INTERNATIONAL OIL AND GAS, INC.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     April 13, 1998           By /s/ Jalal Alghani
                                     ----------------------------------------
                                         Jalal Alghani
                                         Director and Chief Financial Officer

To the Board of Directors
Adair International Oil and Gas, Inc.


         Our firm is unable to timely assist Adair International Oil and Gas, Inc. in preparing Form 10-QSB for the Company's quarter ended February 28, 1998 because of the time demands on our firm in connection with the federal income tax deadline of April 15, 1998 related to other clients of our firm.



                                /s/ Kenneth Shilson & Associates, P.C.

Houston, Texas
April 13, 1998